EXHIBIT 1
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WPP Group plc

Notice to Share Owners
Poll Result


Share owners are informed that the results of the poll on the Special Resolutions before the Annual General Meeting of WPP Group plc held on 30 June 2003 are:


                                        In Favour               Against

Resolution 6:
Renewals of directors' authority
to allot equity securities              723,995,113             2,005,600

Resolution 7
Purchase by the Company of its
own shares                              724,984,463               936,125


                                                              Marie Capes
                                                              Company Secretary
                                                              1 July 2003


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